SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105759104 (CUSIP Number)

May 25, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 105759104	13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

—
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON

EP

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

The Brazil Fund, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

345 Park Avenue New York, New York 10154

Item 2	(a)	Name of Person Filing:

President and Fellows of Harvard College

2	(b)	Address of Principal Business Office or, if none, Residence:

c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

2	(c)	Citizenship:

Massachusetts

2	(d)	Title of Class of Securities:

Common Stock

2	(e)	CUSIP Number:

105759104

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4	Ownership:

4	(a) Amount beneficially owned: 0 shares

4	(b) Percent of Class: 0%

4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 Shares

(ii) shared power to vote or to direct the vote:

__________

(iii) sole power to dispose or to direct the disposition of:

__________

(iv) shared power to dispose or to direct the disposition of:

__________

Pursuant to an investment management agreement dated as of July 1, 2004, Sowood Capital Management LP has sole dispositive power over the shares previously reported herein.

Item 5	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Daniel V. Kelly
Name:	Daniel V. Kelly
Title:	Authorized Signatory

May 30, 2006